Filed Pursuant to Rule 424(b)(3)

Registration No. 333-138444

COLE CREDIT PROPERTY TRUST II, INC.

SUPPLEMENT NO. 5 DATED SEPTEMBER 4, 2008

TO THE PROSPECTUS DATED APRIL 30, 2008

This document supplements, and should be read in conjunction with, the prospectus of Cole Credit Property Trust II, Inc. dated April 30, 2008, Supplement No. 3 dated July 29, 2008 and Supplement No. 4 dated August 18, 2008. Supplement No. 3 superseded and replaced all previous supplements to the prospectus. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares in Cole Credit Property Trust II, Inc.; and

(2)	the reallocation of shares of common stock being offered between the primary offering and the distribution reinvestment plan.

Status of Our Public Offerings

We commenced our initial public offering on June 27, 2005. We terminated our initial public offering on May 22, 2007. We issued a total of 54,838,315 shares in our initial public offering, including 53,909,877 shares sold in the primary offering and 928,438 shares sold pursuant to our distribution reinvestment plan, resulting in gross offering proceeds to us of approximately $547.4 million.

We commenced our follow-on offering of shares of our common stock on May 23, 2007. Effective August 31, 2008, we have reallocated the aggregate amount of shares we are offering pursuant to the follow-on offering, to the effect that we are offering up to 143,050,000 shares in a primary offering and up to 6,000,000 shares pursuant to our distribution reinvestment plan. As of August 31, 2008, we had accepted investors’ subscriptions for, and issued, approximately 111,039,871 shares of our common stock in the follow-on offering, including approximately 106,250,028 shares sold in the primary offering and approximately 4,789,842 shares sold pursuant to our distribution reinvestment plan, resulting in gross proceeds to us of approximately $1.1 billion. Combined with our initial public offering, we had received a total of approximately $1.6 billion in gross offering proceeds as of August 31, 2008.

We will offer shares of our common stock pursuant to the follow-on offering until May 11, 2009, unless all shares being offered have been sold in which case the offering will be terminated. If all of the shares we are offering pursuant to the follow-on offering have not been sold by May 11, 2009, we may extend the offering as permitted under applicable law. As of August 31, 2008, we have approximately 36,799,972 shares available for sale (excluding shares offered pursuant to our distribution reinvestment plan) in our primary offering, or approximately $368.0 million. At the discretion of our board of directors, we may elect to extend the termination date of our offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified. The follow-on offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.

Outside Front Cover Page of the Prospectus

The second paragraph appearing on the outside front cover page of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

We are offering up to 143,050,000 shares of our common stock in our primary offering for $10.00 per share, with discounts available for certain categories of purchasers. We also are offering up to 6,000,000 shares pursuant to our distribution reinvestment plan at a purchase price equal to the higher of $9.50 per share or 95% of the estimated value of a share of our common stock. We will offer these shares until May 11, 2009, which is two years after the effective date of this offering, unless the offering is extended. We reserve the right to reallocate the shares of our common stock we are offering between the primary offering and the distribution reinvestment plan.

The table appearing on the outside front cover page of our prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

	Price to Public	Selling Commissions	Dealer Manager Fee	Net Proceeds (Before Expenses)
Primary Offering
Per Share	$ 10.00	$ 0.70	$ 0.20	$ 9.10
Total Maximum	$1,430,500,000	$100,135,000	$28,610,000	$1,301,755,000
Distribution Reinvestment Plan
Per Share	$ 9.50	$ —	$ —	$ 9.50
Total Maximum	$57,000,000	$ —	$ —	$ 57,000,000

Cole Credit Property Trust II, Inc.

The third paragraph of the “Prospectus Summary – Cole Credit Property Trust II, Inc.” section beginning on page 5 of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

Following the termination of our initial public offering, we commenced this “best efforts” public offering of up to $1,487,500,000 in shares of our common stock. We are offering 143,050,000 shares of our common stock in our primary offering at $10.00 per share, with discounts available for certain categories of purchasers, and 6,000,000 additional shares at $9.50 per share under our distribution reinvestment plan. We reserve the right to reallocate the shares of common stock we are offering between the primary offering and our distribution reinvestment plan. We are offering our shares pursuant to a registration statement on Form S-11, which was declared effective by the Securities and Exchange Commission on May 11, 2007. This public offering commenced on May 11, 2007 and will be terminated on or before May 11, 2009, unless extended with respect to shares offered under our distribution reinvestment plan or as otherwise permitted under applicable law. The proceeds raised during this offering will be used to make real estate investments, pay fees and expenses and for general corporate purposes.

Estimated Use of Proceeds

The “Prospectus Summary – Estimated Use of Proceeds of This Offering” section beginning on page 14 of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

Depending primarily on the number of shares we sell in this offering and assuming all shares sold under our distribution reinvestment plan are sold at $9.50 per share, we estimate for each share sold in this offering that between approximately $8.72 (assuming no shares available under our distribution reinvestment plan are sold) and approximately $8.76 (assuming all shares available under our distribution reinvestment plan are sold) will be available for the purchase of real estate. We will use the remainder of the offering proceeds to pay the costs of the offering, including selling commissions and the dealer manager fee, and to pay a fee to our advisor for its services in connection with the selection and acquisition of properties. We will not pay selling commissions or a dealer manager fee on shares sold under our distribution reinvestment plan. The table below sets forth our estimated use of proceeds from this offering:

	Maximum Offering (Including Distribution Reinvestment Plan)		Maximum Offering (Not Including Distribution Reinvestment Plan)
	Amount	Percent	Amount	Percent

Gross Offering Proceeds	$1,487,500,000	100%	$1,430,500,000	100%
Less Public Offering Expenses:
Selling Commissions and Dealer Manager Fee	128,745,000	8.7%	128,745,000	9.0%
Organization and Offering Expenses	22,312,500	1.5%	21,457,500	1.5%
Amount Available for Investment	1,336,442,500	89.8%	1,280,297,500	89.5%
Acquisition and Development:
Acquisition and Advisory Fees	26,051,510	1.7%	24,957,066	1.8%
Acquisition Expenses	6,512,878	0.4%	6,239,267	0.4%
Initial Working Capital Reserve	1,302,576	0.1%	1,247,853	0.1%
Amount Invested in Properties	$1,302,575,536	87.6%	$1,247,853,314	87.2%

The “Estimated Use of Proceeds” section beginning on page 46 of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

The following table sets forth information about how we intend to use the proceeds raised in this offering, assuming that we sell the maximum offering of 149,050,000 shares of common stock pursuant to this offering. Many of the figures set forth below represent management’s best estimate since they cannot be precisely calculated at this time. Assuming a maximum offering, we expect that approximately 87.6% of the money that stockholders invest will be used to buy real estate or make other investments, while the remaining approximately 12.4% will be used for working capital, and to pay expenses and fees including the payment of fees to Cole Advisors II, our advisor, and Cole Capital Corporation, our dealer manager.

	Offering Amount (1)	Percent

Gross Offering Proceeds	$1,487,500,000	100%
Less Public Offering Expenses:
Selling Commissions and Dealer Manager Fee(2)	128,745,000	8.7%
Organization and Offering Expenses(3)	22,312,500	1.5%
Amount Available for Investment(4)	1,336,442,500	89.8%
Acquisition and Development:
Acquisition and Advisory Fees(5)	26,051,510	1.7%
Acquisition Expenses(6)	6,512,878	0.4%
Initial Working Capital Reserve(7)	1,302,576	0.1%
Amount Invested in Properties(8)	$1,302,575,536	87.6%

_______________

(1)

Assumes the maximum offering is sold, which includes 143,050,000 shares offered to the public at $10.00 per share and 6,000,000 shares offered pursuant to our distribution reinvestment plan at $9.50 per share.

(2)

Includes selling commissions equal to 7% of aggregate gross offering proceeds, which commissions may be reduced under certain circumstances, and a dealer manager fee equal to 2% of aggregate gross offering proceeds, both of which are payable to the dealer manager, an affiliate of our advisor. The dealer manager, in its sole discretion, may reallow selling commissions of up to 7% of gross offering proceeds to other broker-dealers participating in this offering attributable to the shares sold by them and may reallow its dealer manager fee up to 2% of gross offering proceeds in marketing fees and due diligence expenses to broker-dealers participating in this offering based on such factors including the participating broker-dealer’s level of marketing support, level of due diligence review and success of its sales efforts, each as compared to those of the other participating broker-dealers. Additionally, we will not pay a selling commission or a dealer manager fee on shares purchased pursuant to our distribution reinvestment plan. The amount of selling commissions may be reduced under certain circumstances for volume discounts. See the “Plan of Distribution” section of this prospectus for a description of such provisions.

(3)

Organization and offering expenses consist of reimbursement of actual legal, accounting, printing and other accountable offering expenses, including amounts to reimburse Cole Advisors II, our advisor, for marketing, salaries and direct expenses of its employees while engaged in registering and marketing the shares and other marketing and organization costs, other than selling commissions and the dealer manager fee. Cole Advisors II and its affiliates are responsible for the payment of organization and offering expenses, other than selling commissions and the dealer manager fee, to the extent they exceed 1.5% of gross offering proceeds, without recourse against or reimbursement by us; provided, however, that in no event will we pay or reimburse organization and offering expenses in excess of 10% of the gross offering proceeds. We currently estimate that approximately $22,312,500 of organization and offering costs will be incurred if the maximum offering of 149,050,000 shares (approximately $1,487,500,000) is sold.

(4)

Until required in connection with the acquisition and/or development of properties, substantially all of the net proceeds of the offering and, thereafter, any working capital reserves we may have, may be invested in short-term, highly-liquid investments including government obligations, bank certificates of deposit, short-term debt obligations and interest-bearing accounts.

(5)

Acquisition and advisory fees are defined generally as fees and commissions paid by any party to any person in connection with identifying, reviewing, evaluating, investing in and the purchase, development or construction of properties. We pay to our advisor acquisition and advisory fees up to a maximum amount of 2% of the contract purchase price of each property acquired, which for purposes of this table we have assumed is an aggregate amount equal to our estimated amount invested in properties. Acquisition and advisory fees do not include acquisition expenses. For purposes of this table, we have assumed that no financing is used to acquire properties or other real estate assets.

(6)

Acquisition expenses include legal fees and expenses, travel expenses, costs of appraisals, nonrefundable option payments on property not acquired, accounting fees and expenses, title insurance premiums and other closing costs and miscellaneous expenses relating to the selection, acquisition and development of real estate properties. For purposes of this table, we have assumed expenses of 0.5% of average invested assets, which for purposes of this table we have assumed is our estimated amount invested in properties; however, expenses on a particular acquisition may be higher. Notwithstanding the foregoing, the total of all acquisition expenses and acquisition fees payable with respect to a particular property or investment shall be reasonable, and shall not exceed an amount equal to 4% of the contract purchase price of the property, or in the case of a mortgage loan 4% of the funds advanced, unless a majority of our directors (including a majority of our independent directors) not otherwise interested in the transaction approve fees and expenses in excess of this limit and determine the transaction to be commercially competitive, fair and reasonable to us.

(7)

Working capital reserves typically are utilized for extraordinary expenses that are not covered by revenue generation of the property, such as tenant improvements, leasing commissions and major capital expenditures. Alternatively, a lender may require its own formula for escrow of working capital reserves. Because we expect most of our leases will be “net” leases, as described elsewhere herein, we do not expect to maintain significant working capital reserves.

(8)	Includes amounts anticipated to be invested in properties net of fees, expenses and initial working capital reserves.

The Offering

The “Prospectus Summary – The Offering” section on page 17 of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

We are offering an aggregate of 143,050,000 shares of common stock in our primary offering on a best-efforts basis at $10.00 per share. Discounts are available for certain categories of purchasers as described in the “Plan of Distribution” section of this prospectus. We also are offering 6,000,000 shares of common stock under our distribution reinvestment plan at $9.50 per share, subject to certain limitations, as described in the “Summary of Amended and Restated Distribution Reinvestment Plan” section of this prospectus. We will offer shares of common stock in our primary offering until the earlier of May 11, 2009, which is two years from the effective date of this offering, unless the offering is extended, or the date we sell 143,050,000 shares. We may sell shares under the distribution reinvestment plan beyond the termination of our primary offering until we have sold 6,000,000 shares through the reinvestment of distributions, but only if there is an effective registration statement with respect to the shares. Under the Securities Act of 1933, as amended (Securities Act), and in some states, we may not be able to continue the offering for these periods without filing a new registration statement, or in the case of shares sold under the distribution reinvestment plan, renew or extend the registration statement in such state. We may terminate this offering at any time prior to the stated termination date. We reserve the right to reallocate the shares of our common stock we are offering between the primary offering and the distribution reinvestment plan.

Management Compensation

The table in the “Management Compensation” section beginning on page 62 of the prospectus and all similar discussions appearing throughout the prospectus, including without limitation the table in the “Prospectus Summary – Compensation to Cole Advisors II and its Affiliates” section beginning on page 17 of the prospectus, are superseded in their entirety as follows:

Type of Compensation(1)	Determination of Amount	Estimated Amount for Maximum Offering(2)
Offering Stage
Selling Commissions – Cole Capital Corporation(3)	We will pay to Cole Capital Corporation 7% of the gross offering proceeds before reallowance of commissions earned by participating broker-dealers, except that no selling commission is payable on shares sold under our distribution reinvestment plan. Cole Capital Corporation, our dealer manager, will reallow 100% of commissions earned to participating broker-dealers.	$100,135,000
Dealer Manager Fee – Cole Capital Corporation(3)	We will pay to Cole Capital Corporation 2% of the gross offering proceeds before reallowance to participating broker-dealers, except that no dealer manager fee is payable on shares sold under our distribution reinvestment plan. Cole Capital Corporation may reallow all or a portion of its dealer manager fee to participating broker-dealers. See “Plan of Distribution.”	$28,610,000
Reimbursement of Other Organization and Offering Expenses – Cole Advisors II(4)	We will reimburse Cole Advisors II up to 1.5% of our gross offering proceeds. Cole Advisors II will incur or pay our organization and offering expenses (excluding selling commissions and the dealer manager fee). We will then reimburse Cole Advisors II for these amounts up to 1.5% of aggregate gross offering proceeds.	$22,312,500
Acquisition and Operations Stage
Acquisition and Advisory Fees – Cole Advisors II(5)(6)	We will pay to Cole Advisors II 2% of the contract purchase price of each property or asset.	$26,051,510

Acquisition Expenses – Cole Advisors II	We will reimburse our advisor for acquisition expenses incurred in the process of acquiring property. We expect these expenses to be approximately 0.5% of the purchase price of each property. In no event will the total of all fees and acquisition expenses payable with respect to a particular property or investment exceed 4% of the contract purchase price.	$6,512,878
Asset Management Fee – Cole Advisors II(7)	We will pay to Cole Advisors II a monthly fee equal to 0.02083%, which is one-twelfth of 0.25% of the aggregate asset value.

Actual amounts are dependent upon the aggregate asset value of our properties and, therefore, cannot be determined at the present time. Because the fee is based on a fixed percentage of aggregate asset value, there is no limit on the aggregate amount of these fees.

Property Management Fees – Cole Realty Advisors(8)

We will pay to Cole Realty Advisors up to (i) 2% of the gross revenues from our single-tenant properties and (ii) 4% of the gross revenues from our multi-tenant properties, plus reimbursement of Cole Realty Advisors’ costs of managing the properties.

Actual amounts are dependent upon the gross revenues from properties and, therefore, cannot be determined at the present time. Because the fee is based on a fixed percentage of the gross revenue and/or market rates, there is no limit on the aggregate amount of these fees.

Leasing Commissions – Cole Realty Advisors(8)

We will pay to Cole Realty Advisors prevailing market rates. Cole Realty Advisors may also receive a fee for the initial listing of newly constructed properties, which generally would equal one month’s rent.

Actual amounts are dependent upon prevailing market rates in the geographic regions in which we acquire property and, therefore, cannot be determined at the present time. There is no limit on the aggregate amount of these commissions.

Financing Coordination Fee – Cole Advisors II(6)

For services in connection with the origination or refinancing of any debt financing we obtain and use to acquire properties or to make other permitted investments, or that is assumed, directly or indirectly, in connection with the acquisition of properties, we will pay our advisor a financing coordination fee equal to 1% of the amount available and/or outstanding under such financing; provided, however, that our advisor will not be entitled to a financing coordination fee in connection with the refinancing of any loan secured by any particular property that was previously subject to a refinancing in which our advisor received such a fee. Financing coordination fees payable from loan proceeds from permanent financing will be paid to our advisor as we acquire and/or assume such permanent financing. However, no acquisition fees will be paid on the investments of loan proceeds from any line of credit until such time as we have invested all net offering proceeds.

Actual amounts are dependent on the amount of any debt financing or refinancing and, therefore, cannot be determined at the present time. Because the fee is based on a fixed percentage of any debt financing, there is no limit on the aggregate amount of these fees.

Operating Expenses – Cole Advisors II(9)

We will reimburse the expenses incurred by Cole Advisors II in connection with its provision of administrative services, including related personnel costs, subject to the limitation that we will not reimburse our advisor for any amount by which the operating expenses (including the asset management fee) at the end of the four preceding fiscal quarters exceeds the greater of (i) 2% of average invested assets, or (ii) 25% of net income other than any additions to reserves for depreciation, bad debt or other similar non-cash reserves and excluding any gain from the sale of assets for that period.

Actual amounts are dependent upon the expenses incurred and, therefore, cannot be determined at the present time.
Liquidation/Listing Stage
Real Estate Commissions – Cole Advisors II or its Affiliates(10)

For substantial assistance in connection with the sale of properties, we will pay our advisor or its affiliates an amount equal to up to one-half of the brokerage commission paid on the sale of property, not to exceed 2% of the contract price of each property sold; provided, however, in no event may the real estate commissions paid to our advisor, its affiliates and unaffiliated third parties exceed 6% of the contract sales price.

Actual amounts are dependent upon the contract price of properties sold and, therefore, cannot be determined at the present time. Because the commission is based on a fixed percentage of the contract price for a sold property, there is no limit on the aggregate amount of these commissions.

Subordinated Participation in Net Sale Proceeds – Cole Advisors II(11)

After investors have received a return of their net capital invested and an 8% annual cumulative, non-compounded return, then Cole Advisors II is entitled to receive 10% of remaining net sale proceeds. We cannot assure you that we will provide this 8% return, which we have disclosed solely as a measure for our advisor’s incentive compensation.

Actual amounts are dependent upon results of operations and, therefore, cannot be determined at the present time. There is no limit on the aggregate amount of these payments.

Subordinated Incentive Listing Fee – Cole Advisors II(11)(12)

Upon listing our common stock on a national securities exchange, our advisor is entitled to a fee equal to 10% of the amount, if any, by which (1) the market value of our outstanding stock plus distributions paid by us prior to listing, exceeds (2) the sum of the total amount of capital raised from investors and the amount of cash flow necessary to generate an 8% annual cumulative, non-compounded return to investors. We have no intent to list our shares at this time. We cannot assure you that we will provide this 8% return, which we have disclosed solely as a measure for our advisor’s incentive compensation.

Actual amounts are dependent upon total equity and debt capital we raise and results of operations and, therefore, cannot be determined at the present time. There is no limit on the aggregate amount of this fee.

_______________

(1)

We will pay all fees, commissions and expenses in cash, other than the subordinated participation in net sales proceeds and incentive listing fees with respect to which we may pay to Cole Advisors II in cash, common stock, a promissory note or any combination of the foregoing, as we may determine in our discretion.

(2)

The estimated maximum dollar amounts are based on the sale of a maximum of 143,050,000 shares to the public at $10.00 per share and the sale of 6,000,000 shares at $9.50 per share pursuant to our distribution reinvestment plan.

(3)

Selling commissions and, in some cases, the dealer manager fee, will not be charged with regard to shares sold to or for the account of certain categories of purchasers. See “Plan of Distribution.” Selling commissions and the dealer manager fee will not be charged with regard to shares purchased pursuant to our distribution reinvestment plan.

(4)

These organization and offering expenses include all expenses (other than selling commissions and the dealer manager fee) to be paid by us in connection with the offering, including our legal, accounting, printing, mailing and filing fees, charges of our escrow holder, due diligence expense reimbursements to participating broker-dealers and amounts to reimburse Cole Advisors II for its portion of the salaries of the employees of its affiliates who provide services to our advisor and other costs in connection with preparing supplemental sales materials, holding educational conferences and attending retail seminars conducted by broker-dealers. Our advisor will be responsible for the payment of all such organization and offering expenses to the extent such expenses exceed 1.5% of the aggregate gross proceeds of this offering.

(5)

This estimate assumes the amount of proceeds available for investment is equal to the gross offering proceeds less the public offering expenses, and we have assumed that no financing is used to acquire properties or other real estate assets. Our board’s investment policies limit our ability to purchase property if the total of all acquisition fees and expenses relating to the purchase exceeds 4% of the contract purchase price unless a majority of our directors (including a majority of our independent directors) not otherwise interested in the transaction approve fees and expenses in excess of this limit and determine the transaction to be commercially competitive, fair and reasonable to us.

(6)

Included in the computation of such fees will be any real estate commission, acquisition and advisory fee, development fee, construction fee, non-recurring management fee, loan fees, financing coordination fees or points or any fee of a similar nature.

(7)

Aggregate asset value will be equal to the aggregate value of our assets (other than investments in bank accounts, money markets funds or other current assets) at cost before deducting depreciation, bad debts or other similar non-cash reserves and without reduction for any debt relating to such assets at the date of measurement, except that during such periods in which our board of directors is determining on a regular basis the current value of our net assets for purposes of enabling fiduciaries of employee benefit plans stockholders to comply with applicable Department of Labor reporting requirements, aggregate asset value is the greater of (i) the amount determined pursuant to the foregoing or (ii) our assets’ aggregate valuation most recently established by our board without reduction for depreciation, bad debts or other similar non-cash reserves and without reduction for any debt secured by or relating to such assets.

(8)

The property management and leasing fees payable to Cole Realty Advisors are subject to the limitation that the aggregate of all property management and leasing fees paid to Cole Realty Advisors and its affiliates plus all payments to third parties for property management and leasing services may not exceed the amount that other non-affiliated property management and leasing companies generally charge for similar services in the same geographic location. Additionally, all property management and leasing fees, including both those paid to Cole Realty Advisors and third parties, are subject to the limit on total operating expenses as described in footnote (4). Cole Realty Advisors may subcontract its duties for a fee that may be less than the fee provided for in our property management agreement with Cole Realty Advisors.

(9)

We may reimburse our advisor in excess of that limit in the event that a majority of our independent directors determine, based on unusual and non-recurring factors, that a higher level of expense is justified. In such an event, we will send notice to each of our stockholders within 60 days after the end of the fiscal quarter for which such determination was made, along with an explanation of the factors our independent directors considered in making such determination. We will not reimburse our advisor for personnel costs in connection with services for which the advisor receives acquisition fees or real estate commissions.

We lease our office space from an affiliate of our advisor and share the space with other Cole-related entities. The amount we will pay under the lease will be determined on a monthly basis based upon on the allocation of the overall lease cost to the approximate percentage of time, size of the area that we utilize and other resources allocated to us.

(10)	Although we are most likely to pay real estate commissions to Cole Advisors II or an affiliate in the event of our liquidation, these fees may also be earned during our operational stage.
(11)

Upon termination of the advisory agreement, Cole Advisors II may be entitled to a similar performance fee if Cole Advisors II would have been entitled to a subordinated participation in net sale proceeds had the portfolio been liquidated (based on an independent appraised value of the portfolio) on the date of termination. Under our charter, we could not increase these success-based fees without the approval of a majority of our independent directors, and any increase in the subordinated participation in net sale proceeds would have to be reasonable. Our charter provides that such incentive fee is “presumptively reasonable” if it does not exceed 10% of the balance of such net proceeds remaining after investors have received a return of their net capital contributions and an 8% per year cumulative, non-compounded return.

Cole Advisors II cannot earn both the subordinated participation in net sale proceeds and the subordinated incentive listing fee. The subordinated participation in net sale proceeds or the subordinated listing fee, as the case may be, will be paid in the form of an interest bearing promissory note that will be repaid from the net sale proceeds of each sale after the date of the termination or listing. At the time of such sale, we may, however, at our discretion, pay all or a portion of such promissory note with shares of our common stock. If shares are used for payment, we do not anticipate that they will be registered under the Securities Act and, therefore, will be subject to restrictions on transferability. Any portion of the subordinated participation in net sale proceeds that Cole Advisors II receives prior to our listing will offset the amount otherwise due pursuant to the subordinated incentive listing fee. In no event will the amount paid to Cole Advisors II under the promissory note, if any, including interest thereon, exceed the amount considered presumptively reasonable by the NASAA REIT Guidelines.

(12)

If at any time the shares become listed on a national securities exchange, we will negotiate in good faith with Cole Advisors II a fee structure appropriate for an entity with a perpetual life. Our independent directors must approve the new fee structure negotiated with Cole Advisors II. The market value of our outstanding stock will be calculated based on the average market value of the shares issued and outstanding at listing over the 30 trading days beginning 180 days after the shares are first listed or included for quotation. We have the option to pay the subordinated incentive listing fee in the form of stock, cash, a promissory note or any combination thereof. In the event the subordinated incentive listing fee is earned by Cole Advisors II as a result of the listing of the shares, any previous payments of the subordinated participation in net sale proceeds will offset the amounts due pursuant to the subordinated incentive listing fee, and we will not be required to pay Cole Advisors II any further subordinated participation in net sale proceeds.

Summary of Amended and Restated Distribution Reinvestment Plan

The first paragraph of the “Summary of Amended and Restated Distribution Reinvestment Plan” section on page 177 of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

We have adopted an amended and restated distribution reinvestment plan. The amended and restated reinvestment plan allows you to have distributions otherwise payable to you in cash reinvested in additional shares of our common stock. We are offering up to 6,000,000 shares for sale pursuant to our distribution reinvestment plan at a purchase price equal to the higher of $9.50 per share or 95% of the estimated value of a share of our common stock. Following is a summary of our distribution reinvestment plan. A complete copy of our amended and restated distribution reinvestment plan is included in this prospectus as Appendix D.

Plan of Distribution

The “Plan of Distribution – The Offering” section on page 184 of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

We are offering a maximum of 149,050,000 shares of our common stock to the public through Cole Capital Corporation, our dealer manager, a registered broker-dealer affiliated with our advisor. Of this amount, we are offering 143,050,000 shares in our primary offering at a price of $10.00 per share, except as provided below. The shares are being offered on a “best efforts” basis, which means generally that the dealer manager is required to use only its best efforts to sell the shares and it has no firm commitment or obligation to purchase any of the shares. We also are offering up to 6,000,000 shares for sale pursuant to our distribution reinvestment plan. The purchase price for shares sold under our distribution reinvestment plan will be equal to the higher of 95% of the estimated value of a share of common stock, as estimated by our board of directors, and $9.50 per share. The reduced purchase price for shares purchased pursuant to our distribution reinvestment plan reflects that there will be no fees, commissions or expenses paid with respect to these shares. We reserve the right to reallocate the shares of our common stock we are offering between the primary offering and the distribution reinvestment plan. The offering of shares of our common stock will terminate on or before May 11, 2009, which is two years after the effective date of this offering, unless the offering is extended. In addition, at the discretion of our board of directors, we may elect to extend the termination date of our offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified. This offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.

The seventh paragraph of the “Plan of Distribution – Compensation We Will Pay for the Sale of Our Shares” section beginning on page 184 of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

In addition to the compensation described above, our sponsor may pay certain costs associated with the sale and distribution of our shares. Such payments will be deemed to be “underwriting compensation” by FINRA. In accordance with the rules of FINRA, the table below sets forth the nature and estimated amount of all items that will be viewed as “underwriting compensation” by FINRA that are anticipated to be paid by us and our sponsor in connection with the offering. The amounts shown assume we sell all of the shares offered hereby and that all shares are sold in our primary offering through participating broker-dealers, which is the distribution channel with the highest possible selling commissions and dealer manager fees.

Total Maximum

Selling commissions	$ 100,135,000
Dealer manager fee reallowance to participating broker-dealers	10,013,500
Dealer manager wholesaling compensation	22,687,500
Expense reimbursements for wholesaling travel and expenses	4,412,000
Broker-dealer conference fees and training and education meetings	2,800,000
Due diligence allowance	160,000
Legal fees of the dealer manager	120,000
Total(1)	$ 140,328,000

_______________

(1)

Of this amount, $100,135,000 and $28,610,000 will be paid by us from the proceeds of this offering in the form of selling commissions and dealer manager fees, respectively. Subject to the cap on underwriting compensation described below, and in accordance with our limits on reimbursement and payment of organization and offering expenses as disclosed elsewhere in this prospectus, we will reimburse our sponsor or its affiliates for certain expenses that constitute underwriting compensation. In some cases, these payments will serve to reimburse our sponsor or its affiliates for amounts it has paid to participating broker-dealers. Any remaining amounts will be paid by our sponsor without reimbursement from us.

The total amount of underwriting compensation, including selling commissions, dealer manager fees and other expenses paid or reimbursed by us, our sponsor or any other source in connection with the offering, will not exceed 10% of the gross proceeds of this offering, plus up to an additional 0.5% of gross proceeds ($500,000 if the maximum offering amount is sold) for reimbursement of bona fide due diligence expenses.